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As confidentially submitted with the United States Securities and Exchange Commission on September 16, 2015,
as Amendment No. 1 to the confidential submission dated August 28, 2015.
This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BEIGENE, LTD.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	98-1209416 (I.R.S. Employer Identification Number)

c/o Mourant Ozannes Corporate Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman KY1-1108
Cayman Islands
+1 (345) 949 4123
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

CT Corporation System
111 8th Avenue
New York, New York 10011
(212) 894-8800
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Mitchell S. Bloom Michael J. Kendall Edwin M. O'Connor Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000	John V. Oyler Chief Executive Officer and Chairman c/o Mourant Ozannes Corporate Services (Cayman) Limited 94 Solaris Avenue, Camana Bay Grand Cayman KY1-1108 Cayman Islands +1 (345) 949 4123	Bruce K. Dallas Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee

Ordinary Shares, par value $0.0001 per share	$	$

(1)
American depositary shares, or ADSs, evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each ADS represents                          ordinary shares.

(2)
Includes (i) ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their option to purchase additional ADSs and (ii) all ordinary shares represented by ADSs initially offered or sold outside the United States that are thereafter resold from time to time in the United States.

(3)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

             The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 Explanatory Note

          The sole purpose of this confidential Amendment No. 1 to the Draft Registration Statement on Form S-1 is to amend the Exhibit Index and to submit Exhibits 10.5, 10.6, 10.7 and 10.8. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II, including the signature page and the Exhibit Index, and the exhibits filed herewith. This Amendment No. 1 does not contain a copy of the prospectus that was included in the Draft Registration Statement on Form S-1 and is not intended to amend or delete any part of the prospectus.

 PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

          The following table sets forth the fees and expenses, other than underwriting discounts and commissions, which are expected to be incurred in connection with our sale of ADSs in this offering. With the exception of the registration fee payable to the SEC and the filing fee payable to FINRA, all amounts are estimates.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

          Cayman Islands law does not limit the extent to which a company's articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant's articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

          Under the form of indemnification agreement filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

          The form of underwriting agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in the registration statement and certain other disclosure documents.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

          In the three years preceding the filing of this Registration Statement, we have issued the following securities that were not registered under the Securities Act:

  1.
  On December 2, 2010 and March 10, 2012, we issued a convertible promissory note in the principal amount of $3 million and a convertible promissory note in the principal amount of $4 million to an employee, respectively, both of which were convertible to our equity securities. These notes are no longer outstanding.

  2.
  From March 2012 to June 2014, we have issued an aggregate principal amount of $3.06 million convertible promissory notes and warrants to certain investors. The convertible promissory notes converted into 5,470,705 Series A preferred shares in the Series A preferred financing. The warrants are exercisable for 453,315 Series A preferred shares at $0.675 per share.

  3.
  On September 1, 2012, we issued an option to purchase shares to our landlord. The terms of the option were fixed at the closing of the Series A preferred share financing on October 7, 2014. This option is exercisable for 1,451,586 ordinary shares with an exercise price of $0.675 per share.

  4.
  On January 31, 2013, we issued 116,667 ordinary shares to a former consultant for an aggregate purchase price of $23,332.32.

  5.
  On February 1, 2013, we issued a convertible promissory note in the principal amount of $3 million to an investor. The convertible promissory note was repaid in full.

  6.
  On April 5, 2013, we issued 13,433,334 ordinary shares to an employee for an aggregate purchase price of $134,333.34.

  7.
  On July 20, 2014, we issued an aggregate of 10,637,000 ordinary shares to our employees and directors for an aggregate consideration of $106,370.

  8.
  In October 2014, we issued and sold an aggregate of 116,785,517 shares of our Series A preferred shares for an aggregate consideration of $74,490,234.23 to certain investors. In connection with the Series A preferred share financing, we also issued warrants to purchase up to 2,592,593 ordinary shares to entities affiliated with Baker Bros. Advisors LP, which have an exercise price of $0.675 per share, and $17.5 million aggregate principal amount of convertible notes to entities affiliated with Baker Bros. Advisors LP, which converted into Series A preferred shares in the Series A preferred share financing.

  9.
  From 2013 to 2014, we issued an aggregate principal amount of $1.45 million promissory notes and warrants to certain investors. The promissory notes are no longer outstanding. The warrants are exercisable for 214,812 Series A preferred shares at $0.675 per share.

  10.
  On April 21, 2015, we issued and sold an aggregate of 83,205,124 shares of our Series A-2 preferred shares for an aggregate consideration of $97,349,995.08 to certain investors.

  11.
  Since January 1, 2012, we have granted options exercisable for an aggregate of 47,943,296 ordinary shares to certain employees and consultants of our company. The number of options and the related weighted-average exercise price of each tranche of grant are detailed in below table:

Grant Date	Number of Options	Weighted-Average Exercise Price
July 6, 2012	1,449,600	$ 0.2
April 3, 2013	10,733,996	$0.01
May 22, 2013	314,433	$0.01
Oct. 25, 2013	202,000	$0.01
May 22, 2014	1,153,000	$0.01
July 20, 2014	2,738,000	$0.01
Feb. 3, 2015	2,621,200	$ 0.3
April 20, 2015	400,400	$ 0.5
June 29, 2015	4,230,000	$ 0.5
July 1, 2015	8,900,000	$ 0.5
July 19, 2015	15,200,667	$ 0.5

          We deemed the offers, sales and issuances of the securities described in paragraphs 1–10 above to be exempt from registration under the Securities Act, either (1) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2) or (2) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

          We deemed the grants of share options described in paragraph 11 above and the issuance of ordinary shares upon the exercise of share options described in paragraph 7 above as exempt pursuant to (1) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (2) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (3) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

          All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

          (a)     Exhibits:

          The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

          (b)     Financial Statements Schedules:

          Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The Registrant hereby undertakes that:

  (a)
  The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b)
  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

  (c)
  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in                                        ,                                         , on                          , 2015.

BEIGENE, LTD.
By:
	Name:	John V. Oyler
	Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY AND SIGNATURES

          KNOW ALL BY THESE PRESENT, that each individual whose signature appears below hereby constitutes and appoints each of John V. Oyler and Howard Liang as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all supplements and exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite, necessary, advisable or appropriate to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

John V. Oyler	Chief Executive Officer, Chairman and Director (Principal Executive Officer)	, 2015
Howard Liang	Chief Financial Officer and Chief Strategy Officer (Principal Financial and Accounting Officer)	, 2015
Michael Goller	Director	, 2015

Signature			Title	Date

Donald W. Glazer			Director	, 2015
Ji Li			Director	, 2015
Ranjeev Krishana			Director	, 2015
Ke Tang			Director	, 2015
Qingqing Yi			Director	, 2015
Puglisi & Associates
By:			Authorized Representative in the United States	, 2015
	Name:	Donald J. Puglisi
	Title:	Managing Director

 EXHIBIT INDEX

Exhibit No.		Exhibit Index
1.1	*	Form of Underwriting Agreement

3.1	**	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as amended and currently in effect

3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon completion of this offering

4.1	*	Form of Deposit Agreement among the Registrant, the Depositary and holders of the American Depositary Receipts

4.2	*	Form of American Depositary Receipt (included in Exhibit 4.1)

4.3	*	Specimen Certificate for Ordinary Shares

4.4	**	Amended and Restated Investors' Rights Agreement, dated as of April 21, 2015, by and among the Registrant and certain shareholders named therein

5.1	*	Opinion of Mourant Ozannes regarding the issue of ordinary shares being registered

8.1	*	Opinion of Mourant Ozannes regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.1)

10.1	†**	2011 Option Plan, as amended and form of option agreement thereunder

10.2	†*	2015 Option and Incentive Plan and forms of agreements thereunder, effective upon completion of this offering

10.3	*	Form of Indemnification Agreement, to be entered into between the Registrant and its directors and officers

10.4	**	Lease dated February 1, 2011 by and between BeiGene (Beijing) Co., Ltd. and Beijing Xintaike Medical Device Co., Ltd. (English translation)

10.5	#	Amended and Restated License Agreement for BRAF in Ex-PRC, dated December 10, 2013, by and between the Registrant and Merck KGaA

10.6	#	Amended and Restated License Agreement for BRAF in PRC, dated December 10, 2013, by and between the Registrant and Merck KGaA

10.7	#	License Agreement for PARP in Ex-PRC dated October 28, 2013 by and between the Registrant and Merck KGaA

10.8	#	License Agreement for PARP in PRC dated October 28, 2013, as amended, by and between the Registrant and Merck KGaA

10.9	†**	Employment Agreement, dated July 13, 2015, by and between BeiGene USA, Inc. and Howard Liang

10.10	†**	Employment Contract, dated July 7, 2014, by and between BeiGene (Beijing) Co., Ltd. and Jason Yang

10.11	†**	Employment Contract, dated July 1, 2014, by and between BeiGene (Beijing) Co., Ltd. and Wendy Yan

21.1	**	List of Subsidiaries of the Registrant

23.1	*	Consent of Ernst & Young Hua Ming LLP

Exhibit No.		Exhibit Index
23.2	*	Consent of Mourant Ozannes (included in Exhibits 5.1 and 8.1)
23.3	*	Consent of Fangda Partners (included in Exhibits 8.2 and 99.1)

24.1	*	Powers of Attorney (included in signature page to the original filing of this registration statement on Form S-1)

99.1	*	Opinion of Fangda Partners regarding certain PRC law matters

*
To be included by amendment.

**
Previously filed.

†
Indicates a management contract or any compensatory plan, contract or arrangement.

#
Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and have been filed separately with the U.S. Securities and Exchange Commission.

QuickLinks

Explanatory Note
PART II Information Not Required in Prospectus
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY AND SIGNATURES
EXHIBIT INDEX